Exhibit 99.1
Translation of the notification on page 1

Weifang State-owned Assets Operation Administration Company.

Re: Notification of Shares Ownership Change of Fuwei Films (Holdings) Co., Ltd.

To Fuwei Films (Holdings) Co., Ltd.:

According to the Notification dated May 5 2011, your shareholder, Easebright
Investments Limited, transferred all shares of your company to Ms. Qing Liu and Mr.
Zhixin Han who respectively held 50% of the total shares. Recently, Ms. Qing Liu and Mr. Zhixin Han have respectively transferred their 50% share ownership to
Weifang City State-owned Assets Operation Administration Company. So far,
Weifang City State-owned Assets Operation Administration Company has obtained all shares of your company held by Apex Glory Holdings Limited and
Easebright Investments Limited.

Yours Sincerely

May 17, 2011

(Seal of Weifang City State-owned Assets Operation Administration
Company)